EXHIBIT 99.1

Lakefront Appoints Eric Hedrick, MD, as Chief Medical Officer

Mechelen, Belgium; June 8, 2026, 22:01 CET; Lakefront Biotherapeutics NV (Euronext & NASDAQ: LKFT) today announced that Eric Hedrick, MD has been appointed Chief Medical Officer. This expanded leadership role supports the Company’s strategic transformation following its acquisition of Ouro Medicines operational assets announced on June 4, 2026.1 Eric will report to Henry Gosebruch, CEO and join the Company’s Management Committee.

“Eric has been an invaluable contributor over this past year, driving our clinical assessments and partnering with our external colleagues,” said Henry Gosebruch, Chief Executive Officer of Lakefront. “The Ouro portfolio is now the cornerstone of Lakefront’s R&D pipeline and I’m thrilled to have a talented drug developer of Eric’s caliber and experience to guide the development of gamgertamig and our future clinical programs.”

Dr. Hedrick has a twenty-five year track record successfully developing effective and commercially successful therapies in the pharmaceutical and biotechnology industry. Prior to joining Lakefront in July, 2025 to serve as clinical evaluation lead for new pipeline opportunities, Dr. Hedrick held roles as Chief Executive Physician at EQRx, Chief Advisor and Interim Chief Medical Officer for BeiGene, Chief Medical Officer at Epizyme and Interim Chief Medical Officer at Pharmacyclics. Dr. Hedrick started his career in biotechnology at Genentech. He received his M.D. from the University of Maryland and was previously an attending physician at the Memorial Sloan-Kettering Cancer Center.

About Lakefront® Biotherapeutics
Lakefront Biotherapeutics (formerly known as Galapagos) is a biotechnology company built to bring meaningful medicines to patients with serious diseases in therapeutic areas of unmet need. The Company combines world-class deal making expertise with capital to identify, acquire, and advance promising opportunities that have the potential to drive value for patients and shareholders. Applying a modality-agnostic asset selection approach and operational flexibility, Lakefront Biotherapeutics prioritizes oncology and immunology & inflammation programs with clear clinical proof-of-concept in emerging areas. For more information, visit https://www.lakefrontbio.com or follow us on LinkedIn or X.

Investor Relations
Sherri Spear
+1 412 522 6418
sherri.spear@lakefrontbio.com

Forward-looking statements
This press release may include forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but not always, made through the use of words or phrases such as “will,” “long-term,” and “forward,” and any similar expressions. These statements include, but are not limited to, statements regarding the announced leadership appointment; Mr. Hedrick’s expected responsibilities and potential contributions to the company, and the company’s strategic transformation and pipeline. Any forward-looking statements in this press release are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve unknown and known risks, uncertainties, and other factors which might cause our actual results, performance, or achievements to be materially different from any historic or future results, performance, or achievements expressed or implied by such statements. These risks, uncertainties, and other factors include, without limitation, the risk that Lakefront will encounter challenges retaining or attracting talent, that our leadership transition may be disruptive to our business operations, and risks related to our ability to effectively transfer knowledge during this period of transition. A further list and description of these risks, uncertainties, and other factors can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20‐F filed with the SEC, as supplemented and/or modified by any other filings and reports that we have made or will make with the SEC in the future. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if our results, performance, or achievements are consistent with such forward-looking statements, they may not be predictive of results, performance, or achievements in future periods. These forward-looking statements speak only as of the date of publication of this press release. We expressly disclaim any obligation to update any forward-looking statements in this press release, unless required by law or regulation.

1 See GILEAD SCIENCES AND LAKEFRONT COMPLETE ACQUISITION OF OURO MEDICINES TO FURTHER EXPAND INFLAMMATION PIPELINE - Lakefront Biotherapeutics for further details